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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 8)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION
(Name of Subject Company)

MERCURY INTERACTIVE CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

589405109 (Common Stock)
(CUSIP Number of Class of Securities)

Anthony Zingale
Chief Executive Officer
379 North Whisman Road
Mountain View, California 94043-3969
(650) 603-5200
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

Bruce A. Mann, Esq.
Michael O'Bryan, Esq.
Jaclyn Liu, Esq.
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

        This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on August 17, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule 14D-9"), by Mercury Interactive Corporation ("Mercury" or the "Company"), a Delaware corporation, relating to the tender offer made by Mars Landing Corporation ("Offeror"), a Delaware corporation and wholly-owned subsidiary of Hewlett-Packard Company ("Hewlett-Packard"), a Delaware corporation, as set forth in a Tender Offer Statement filed by Offeror and Hewlett-Packard on Schedule TO, dated August 17, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of common stock of the Company at a price of $52.00 per share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 2006, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated in this Amendment No. 8, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

          (a)   Item 8 of the Schedule 14D-9 is amended and supplemented with the addition of the following section:

        "The Offer.

        The Offer expired at 12:00 midnight, New York City time, on Wednesday, November 1, 2006. According to Computershare Trust Company, N.A., the depositary for the Offer, approximately 85.7 million shares of Common Stock (including shares of Common Stock tendered by notice of guaranteed delivery) were validly tendered in the Offer and not withdrawn, representing approximately 96% of the outstanding Common Stock. Offeror has accepted for payment all tendered shares of Common Stock and payment will be made promptly.

        On November 2, 2006, Hewlett-Packard issued a press release announcing the results of the Offer as of the expiration of the Offer period. Hewlett-Packard also announced that the Short-Form Merger is expected to occur within the next several days. In connection with the Short-Form Merger, each share of Common Stock not tendered pursuant to the Offer (other than shares of Common Stock held by (a) Offeror, Hewlett-Packard and the Company, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive $52.00 per share in cash, without interest. Following the consummation of the Short-Form Merger, the Company will continue as the surviving corporation and be a wholly-owned subsidiary of Hewlett-Packard."

          (b)   Item 8 of the Schedule 14D-9 is amended and supplemented with the addition of the following section:

        "Departure of Directors and Appointment of Directors.

        On November 2, 2006, pursuant to the Merger Agreement and in accordance with the Company's bylaws, the size of the Mercury Board was reduced to three members. Directors, Giora Yaron, Brad Boston, Joseph Costello, Stanley Keller, Igal Kohavi, Clyde Ostler and Yair Shamir tendered their resignations as directors of the Company effective as of November 2, 2006, which resignations were duly accepted. Pursuant to the Merger Agreement, Hewlett-Packard designated Robert P. Wayman to be appointed to the Mercury Board. Anthony Zingale will continue to serve on the Mercury Board until the effective time of the Short-Form Merger."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: November 2, 2006.

By:	/s/ DAVID J. MURPHY
Name:	David J. Murphy
Title:	Senior Vice President and Chief Financial Officer

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